1195 NW Compton Drive, Beaverton, OR 97006-1992, USA Phone: +1-503-748-1100 Fax: +1-503-748-1244 www.planar.com

April 23, 2010

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

Mr. Kevin L. Vaughn

Accounting Branch Chief

Mail Stop 3030

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Planar Systems, Inc.
Form 10-K for the year ended September 25, 2009 filed December 1, 2009
File No. 0-23018

Dear Mr. Vaughn:

On behalf of Planar Systems, Inc. (“Planar” or the “Company”), set forth below are the Company’s responses to the comments included in your letter dated April 9, 2010 regarding the above-referenced filing. Your comments are also included below in italics for your convenience.

Form 10-K for the year ended September 25, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

- Revenue Recognition, page 20

1.	Comment: We note your response to prior comment 1. In your disclosures on page 21 of the Form 10-K, you state that you estimate price protection “based upon pricing decisions made.” Separately, in your response to prior comment 1, you state that such estimates are based upon “historical experience, prevailing market conditions, and other qualitative factors.” Tell us and revise future filings to clarify how you estimate the impact of future pricing decisions. In this regard, discuss in greater detail the nature of the “other qualitative factors” that you consider. Finally, in order to provide readers with greater insight into the potential impact of these price protection provisions on your financial statements, revise future filings to provide quantitative disclosure regarding price protection rights granted to certain customers.

Mr. Kevin L. Vaughn

April 23, 2010

Response: To estimate the impact of future pricing decisions, financial management and management personnel responsible for Information Technology product sales meet at the conclusion of each fiscal quarter to evaluate prevailing and future market conditions. If, based on management’s experience judging available information regarding market conditions, management expects that future price reductions with respect to a particular product are reasonably likely and if inventories of such product are then held by distributors subject to price protection, management calculates an estimate of and accrues the associated price protection amount. The “other qualitative factors” indicated in our response to prior comment 1, include information received from distributors regarding inventory levels that they hold, as disclosed on page 21 of our Form 10-K, inventory sell-through and price protection claim rates. Price protection accruals were approximately $45,000 and $32,000 at September 25, 2009 and December 25, 2009, respectively. The Company will expand its disclosures in future filings to clarify how we estimate the impact of future pricing decisions including additional detail regarding “other quantitative factors” and to provide quantitative disclosure regarding price protection rights granted to customers.

Item 8. Financial Statements and Supplementary, page33

Note 11 Income Taxes, page 53

2.	Comment: We note your response to prior comment 3. We also note your disclosures on page 56 that you are not able to reasonably estimate the amount of undistributed earnings foreign earnings that are considered to be reinvested indefinitely outside of the United States. Please clarify for us why you cannot make an estimate of this amount. As applicable, please revise your MD&A liquidity section to discuss how your indefinite reinvestment in foreign operations may affect your liquidity.

Response: The Company has previously been unable to practicably determine the amount of unremitted foreign earnings indefinitely reinvested outside of the United States, largely as a result of the unavailability of historical information and other common complexities associated with several multi-level international acquisitions and dispositions. The Company has recently acquired the necessary information from foreign tax advisors and is completing its study to determine the cumulative amount of undistributed foreign earnings. We will include quantitative disclosure regarding the cumulative amount of undistributed foreign earnings in our next annual report on Form 10-K. We will revise future filings, as applicable, to include a discussion regarding how indefinite reinvestment of undistributed earnings may impact the Company’s liquidity.

Mr. Kevin L. Vaughn

April 23, 2010

Note 16 - Gain on Sale of Assets, page 64

3.	Comment: We note your response to prior comment 5. We further note from your MD&A discussion in your Form 10-Q for the quarter ended December 25, 2009 that the sale of your digital signage business software business was cited as a factor for the declines in your revenues, gross profit and sales and marketing expenses. Please reconcile your disclosures with your response in which you indicate that you only tracked revenue for your digital signage software business.

Response: As indicated in our response to prior comment 5, while the development and sale of digital signage products resulted in revenues and expenses, discrete financial information other than revenue was not made available to or reviewed by the Company’s chief operating decision maker, and management did not review the operating results associated with the digital signage software assets other than tracking revenue. While margins were not specifically tracked for these products, it is axiomatic and management had identified—due to the nature of software products and the absence of associated material and production costs—that the sale of these products had higher margin rates than the hardware product offerings in the Control Room and Signage segment (“CSBU”). As a result, the sale of these products in the first quarter of fiscal 2009 resulted in higher gross profits, as compared to the first quarter of fiscal 2010 and was a contributing factor to the decrease in both gross profit and gross profit as a percentage of sales in the first quarter of fiscal 2010, as compared to the same period of the prior year.

Similarly, sales and marketing costs were not separately tracked for the purpose of creating an income statement for digital signage software but were included and managed with the sales and marketing expenses for the entire CSBU. With the sale of the digital signage software assets, expenses associated with selling and marketing the software products to our customers were eliminated. While not specifically tracked or segregated by management, the elimination of these costs, which included compensation to employees responsible for selling digital signage software products, marketing efforts and materials for digital signage software products, and participation in certain trade shows, was observable. We know that these costs incurred in the first quarter of fiscal 2009 were not repeated in the first quarter of fiscal 2010, and as such were a contributing factor to the decrease in overall sales and marketing expenses in the first quarter of 2010, as compared to the same period of the prior year.

Mr. Kevin L. Vaughn

April 23, 2010

Please feel free to contact me by phone at 503-748-1100 or by e-mail at scott.hildebrandt@planar.com if you have questions or need any further assistance in this matter.

Sincerely,

/s/ Scott Hildebrandt
Scott Hildebrandt
Vice President and Chief Financial Officer

cc:	Eric Atallah (by facsimile)
Audit Committee of the Planar Systems, Inc. Board of Directors
Steve Going
Ryan Gray
Diana Baumgartner
Mark Montgomery
Rod Clark
Greg Struxness